As filed with the Securities and Exchange Commission on April 24, 2003.
                                                   Registration No. 333-
                                                                        --------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------
                              SUN COMMUNITIES, INC.
       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS GOVERNING INSTRUMENT)


                         MARYLAND                                                  38-2730780
     (State or Other Jurisdiction of Incorporation or                 (I.R.S. Employer Identification No.)
                       Organization)

                                 ---------------
                                GARY A. SHIFFMAN
                                    PRESIDENT
                              31700 MIDDLEBELT ROAD
                                    SUITE 145
                        FARMINGTON HILLS, MICHIGAN 48334
                                 (248) 932-3100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                 ---------------
                        Copies of all correspondence to:
                              LISE A. BARRERA, ESQ.
                        JAFFE, RAITT, HEUER & WEISS, P.C.
                         ONE WOODWARD AVENUE, SUITE 2400
                             DETROIT, MICHIGAN 48226
                                 (313) 961-8380

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. _____

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X
                                                                        -----

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _____

                         CALCULATION OF REGISTRATION FEE

   Title of Each Class of Securities        Amount to be         Proposed Maximum       Proposed Maximum          Amount of
   ---------------------------------        -------------        -----------------      -----------------         ----------
                                             Registered         Offering Price Per     Aggregate Offering      Registration Fee
                                             -----------        -------------------    -------------------     ----------------
                                                                      Unit(1)               Price (1)
                                                                      -------               ---------
             Common Stock,
          $.01 par value (2)                   218,780                 $38.52              $8,427,406.00            $682.00

         (1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices reported on the New York Stock Exchange on April 21, 2003.
         (2) Includes rights to purchase Junior Participating Preferred Stock of the Company (the "Rights"). Since no separate consideration is paid for the Rights, the registration fee therefor is included in the fee for the Common Stock.

--------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information contained in this Prospectus is not completed and may change. The selling shareholders may not sell these securities until the registration statement we filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                        PROSPECTUS DATED APRIL 24, 2003





                                   PROSPECTUS

                                 218,780 SHARES

                              SUN COMMUNITIES, INC.

                                  COMMON STOCK


         This prospectus covers the sale of up to 218,780 shares of Sun Communities, Inc. common stock by certain stockholders. We will not receive any proceeds from the sale of the shares by the stockholders.

         The common stock is listed on the New York Stock Exchange under the symbol "SUI." The last reported sale price of the common stock as reported on the New York Stock Exchange on April 21, 2003, was $38.62 per share.

SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES.

                       ----------------------------------

          These securities have not been approved or disapproved by the
           Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission
               or any state securities commission passed upon the
                  accuracy or adequacy of this prospectus. Any
                       representation to the contrary is a
                                criminal offense.
                       ----------------------------------

          The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any
                   representation to the contrary is unlawful.

                  The date of this Prospectus is April __, 2003

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that Sun Communities, Inc., a Maryland corporation (hereinafter sometimes referred to as "we", "us", or the "Company"), filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of March 31, 2003. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

         We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the securities:

         The following documents and information heretofore filed with the Commission are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 2002, as amended;

         2.       The Company's current report on Form 8-K dated April 11, 2003;

         3. The description of our common stock contained in our Registration Statement on Form 8-A dated November 23, 1993; and

         4. The description of rights to purchase our Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A dated May 27, 1998.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

                              Sun Communities, Inc.
                              31700 Middlebelt Road
                                    Suite 145
                           Farmington Hills, MI 48334
                            Attn: Corporate Secretary
                                 (248) 932-3100

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.


                                   THE COMPANY

         As used in this prospectus, "Company," "us," "we," "our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below) and Sun Home Services, Inc.).

         We are a self-administered and self-managed real estate investment trust, or REIT. We own and operate manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, has been in the business of acquiring, operating, and expanding manufactured housing communities since 1975. As of December 31, 2002, we owned, managed, and/or financed a portfolio of 129 communities (the "Properties") located in 17 states containing an aggregate of approximately 43,959 developed sites and approximately 7,642 sites suitable for development.

         Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). We are the sole general partner of, and, as of December 31, 2002, held approximately 87.6% of the interests (not including preferred limited partnership interests) in the Operating Partnership. Subject to the tax and other risks discussed in the section entitled "Risk Factors", our stockholders achieve substantially the same economic benefits as direct ownership, operation, and management of the Properties. As sole general partner of the Operating Partnership, we have the exclusive power to manage and conduct the business of the Operating Partnership, subject to certain limited exceptions.

         Our executive and principal property management office is located at 31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334, and telephone number is (248) 932-3100. We have regional property management offices in Elkhart, Indiana and Tampa, Florida.

                                  RISK FACTORS

         Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This registration statements contains certain forward-looking statements.

                                REAL ESTATE RISKS

General economic conditions and the concentration of our properties in Michigan and Florida may affect our ability to generate sufficient revenue.

         The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the period ended December 31, 2002 from properties located in Michigan and Florida. As of December 31, 2002, 44 of our 129 Properties, or approximately 34%, are located in Michigan, and 20 or approximately 16%, are located in Florida. As a result of the geographic concentration of our Properties in Michigan and Florida, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets. The following factors, among others, may adversely affect the revenues generated by our communities:

o the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;

o local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;

o the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;

o the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;

o    zoning or other regulatory restrictions;

o competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);

o    our ability to provide adequate management, maintenance and insurance;

o increased operating costs, including insurance premiums, real estate taxes and utilities; or

o    the enactment of rent control laws.

         Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

         All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and on rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

         Sun Home Services, Inc., a Michigan corporation ("SHS"), is in the manufactured home sales market offering manufactured home sales services to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

         o downturns in economic conditions which adversely impact the housing market;
         o     an oversupply of, or a reduced demand for, manufactured homes;
         o the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
         o an increase in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

         Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

         Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

        We are engaged in the construction and development of new communities, and intend to continue in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

         o we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;

         o we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;

         o we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;

         o we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;

         o we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;

         o we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and

         o occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

        If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

        We acquire and intend to continue to acquire manufactured housing communities on a select basis. The success and profitability of our acquisition activities are subject to the risks of the acquired community failing to perform as expected based on our analyses of our investment in the community, and our underestimation of the costs of repositioning, redeveloping or expanding the acquired community.

Rent control legislation may harm our ability to increase rents.

        State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

         Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

         All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

         We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we recently decided to carry a large deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt. In the year 2000, our former insurance carrier filed bankruptcy, and as a result some or all of the outstanding and incurred, but not yet reported, claims against our policy may not be covered which would require us to cover the loss directly. We expect our maximum exposure associated with this insurance carrier's bankruptcy to be immaterial and therefore, no reserve has been provided in the financial statements.

                         FINANCING AND INVESTMENT RISKS

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

         We have a significant amount of debt. As of December 31, 2002, we had approximately $667 million of total debt outstanding, consisting of approximately $270 million in collateralized debt, and approximately $397 million in unsecured debt. Included in the collateralized debt outstanding is $254 million of indebtedness that is collateralized by mortgage liens on 35 of the Properties (the "Mortgage Debt"). In addition, as of December 31, 2002, we had entered into two capitalized lease obligations for an aggregate of $16.4 million. Each capitalized lease obligation involves a lease for a manufactured housing community providing that we will lease the community for a certain number of years and then have the option to purchase the community at or prior to the end of the lease term. In each case, if we fail to exercise our purchase right, the landlord has the right to require us to buy the property at the same price for which we had the purchase option. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt. If we fail to satisfy our lease obligations or an obligation to purchase the property, the landlord/seller would be entitled to evict us from the property. In each event, this could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

         We are subject to the risks normally associated with debt financing, including the following risks:

         o our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;

         o our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;

         o it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;

         o we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and

         o we may be placed at a competitive disadvantage compared to our competitors that have less debt.

         If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

Our advances to Origen subject us to certain risks.

         Currently, we (together with one unaffiliated lender and one lender affiliated with Gary A. Shiffman, our Chief Executive Officer) provide financing to Origen Financial, LLC, a Delaware limited liability company ("Origen"). The financing provided to Origen consists of a $48.0 million standby line of credit and a $10.0 million term loan, each bearing interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15%. This credit facility matures December 31, 2003 but is extendable automatically to December 31, 2004 upon the occurrence of certain events. This credit facility is collateralized by a security interest in Origen's assets, which is subordinate in all respects to all institutional indebtedness of Origen, and a guaranty and pledge of assets by Bingham Financial Services Corporation.

         Under the terms of a participation agreement we entered into with the other lenders, we are obligated to loan up to $35.5 million to Origen under the credit facility (of which approximately $33.6 million was advanced as of December 31, 2002) and the other lenders are required to loan up to $22.5 million to Origen under the credit facility and we jointly administer the credit facility. Under the participation agreement, we are entitled to 43.75% of the first $40.0 million of proceeds from Origen upon repayment of the credit facility and $18.0 million of our advances to Origen are subordinate in all respects to the first $40.0 million of proceeds from Origen upon the repayment of the credit facility.

         Origen's business has been negatively impacted by the current condition of the manufactured housing finance industry, illustrated by the bankruptcy filings of Oakwood Homes Corporation and Conseco, Inc. in the fourth quarter of 2002. In particular, Origen's business has suffered as a result of the general economic recession, excessive amounts of repossession inventory, declining recovery rates in the repossession market and the deteriorating asset-backed securitization market. Origen's principal source of liquidity is its securitization program through which its loans are sold into the asset-backed securities market. Although Origen has successfully accessed this market in the past, Origen is currently unable to access the asset-backed securities market on favorable terms and Origen may not be able to access this market on terms attractive to Origen in the future. If Origen cannot sell its loans in the asset-backed securities market on favorable terms and Origen is unable to secure alternative sources of funding, its business, financial condition and liquidity will be materially adversely affected.

         Although we do not believe that our advances to Origen are impaired at this time, we will continually evaluate the realizability of our advances to Origen in accordance with applicable accounting standards and we may be required to write-off all or a portion of our advances to Origen in the future. If we write-off all or a portion of our advances to Origen in the future, our results of operations and financial condition could be materially and adversely affected.

         In addition, the Origen credit facility subjects us to all of the risks of being a lender. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. Because this credit facility is subordinated to certain senior debt of Origen, in the event Origen is unable to meet its obligations under the senior debt facility, our right to receive amounts owed to us under our credit facility will be suspended pending payment of the amounts owing under the senior debt facility. Because the security interest securing Origen's obligations under the credit facility is subordinate to the security interest of certain senior debt of Origen, in the event of a bankruptcy of Origen, our right to access Origen's assets to satisfy the amounts outstanding under the credit facility would be subject to the senior lender's prior rights to the same collateral. Moreover, if we choose to advance additional funds to Origen beyond the $58.0 million credit facility and the other participation lenders do not participate in such additional advances, these secondary advances will be subordinate to any senior debt of Origen and subordinate to all indebtedness of Origen in which all participation lenders have participated.

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

         As of December 31, 2002, we had an investment of approximately $38.4 million in real estate loans to several entities and Properties, some of which are secured by a first lien on the underlying property, and others which are unsecured loans subordinate to the primary lender. Also, as of December 31, 2002, we had outstanding approximately $11.6 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. As of December 31, 2002, we had advances of approximately $33.6 million to Origen under a $58.0 million credit facility. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

         o the borrowers may not be able to make debt service payments or pay principal when due;

         o the value of property securing the mortgages and loans may be less than the amounts owed; and

         o interest rates payable on the mortgages and loans may be lower than our cost of funds.

         If any of the above occurred, our business and results of operations could be adversely affected.

                                    TAX RISKS

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

         We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code. Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

         If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

         We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a "publicly traded partnership," it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Internal Revenue Code. The income requirements applicable to REITs and the definition of "qualifying income" for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

         In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

                                 BUSINESS RISKS

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

         Ownership of SHS. Gary A. Shiffman, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the Estate of Milton M. Shiffman (former Chairman of the Board), are the owners of all of the outstanding common stock of SHS, and as such are entitled to 5% of the cash flow from the operating activities of SHS (we own 100% of the non-voting preferred stock which entitles us to 95% of such cash flow). Arthur A. Weiss, one of our directors, is also a personal representative of the Estate.

         For certain tax reasons, we made our equity investment in Origen through SUI TRS, Inc., a taxable REIT subsidiary ("TRS"), which is wholly owned by SHS. We contributed $15.0 million to SHS in connection with the Origen investment and, as the holder of all of the non-voting preferred stock of SHS, we are entitled to 95% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 30% interest in Origen. As part of the $5.0 million investment in Origen by Mr. Shiffman and members of his family, Mr. Shiffman and the Estate contributed approximately $790,000 to SHS as part of the investment in Origen by TRS, and, as the holders of all of the voting common stock of SHS, they are entitled to 5% of the cash flow from the operating activities of SHS, including the operating activities of the TRS, and effectively an approximate 1.6% indirect interest in Origen. The balance of the Shiffman family's $5.0 million investment in Origen was made through a separate family owned entity which holds 8.4% of the Shiffman family's aggregate 10% interest.

         Thus, in all transactions involving SHS, Mr. Shiffman and Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company and Mr. Shiffman's right and the Estate's right to receive a portion of the cash flow from the operating activities of SHS. The following are the current transactions and agreements involving SHS which may present a conflict of interest for Mr. Shiffman and Mr. Weiss:

         o the agreement between SHS and us for sales, brokerage, and leasing services;

         o    the intercompany loans from the Operating Partnership to SHS;

         o the investment in Origen by SUI TRS, Inc., a wholly owned subsidiary of SHS; and

         o the ownership and operation of SHS's other subsidiaries, including Sun Water Oak Golf, Inc.

         The failure to negotiate these and other transactions or agreements involving SHS on an arm's length basis, or to enforce the material terms of any agreement or arrangement between SHS and us could have an adverse effect on us.

         Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

         Lease of Executive Offices. On November 1, 2002, we leased approximately 31,300 rentable square feet of office space from American Center LLC and we expect to relocate our principal executive offices to this office space in the second quarter of 2003. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21% equity interest in American Center LLC. This lease is for an initial term of five years and we have the right to extend the lease for an additional five year term. The annual base rent under this lease begins at $19.25 per square foot (gross) for the first lease year and increases $0.50 per square foot for each successive year of the initial term. Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center.

If we are required beginning in the third quarter of 2003 to consolidate interests we hold in variable interest entities (including possibly SHSs and Origen) pursuant to FASB Interpretation No. 46, it would materially affect the accounting presentation of our financial condition.

         We, together with our advisors, are in the process of assessing whether we have an interest in any variable interest entities, including without limitation, SHS and Origen, which may require consolidation pursuant to FIN No.
46. The provisions of FIN No. 46 apply beginning in the third quarter of 2003 to variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. If these rules are interpreted to require us to consolidate the assets, liabilities and operations of SHS and/or Origen, it would materially impact the accounting presentation of our financial statements, including, without limitation, reflecting increased indebtedness for the Company. We believe that any such changes in the accounting treatment would not be taken into account in assessing our ability to continue to meet our covenant requirements under the terms of our existing line of credit. We cannot, however, predict at this time whether the lenders under the line of credit would raise any concerns about our ability to meet our financial covenants if we were required to consolidate SHS and Origen in our future financial statements. We also are not able to predict at this time whether there would be any other potential adverse impact of the new interpretations under FIN No. 46.

We rely on key management.

         We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen, Brian W. Fannon and Jonathan M. Colman (together, the "Senior Officers"). The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

         In addition, upon the death or disability of Mr. Shiffman, we could lose the right to appoint a Manager of Origen or otherwise vote our interests in Origen, which could adversely affect our investment in Origen.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

         9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Internal Revenue Code. Such restrictions in our charter do not apply to Gary Shiffman, the Estate of Milton M. Shiffman and Robert B. Bayer, a former director and officer of the Company.

         The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

         Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

         Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

         Rights Plan. We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in our investment and financing policies may be made without stockholder approval.

         Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

         Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2002, up to 3,259,601 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their Common or Preferred OP Units. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. will be issued Common OP Units with a value of approximately $1,200,000. In addition, as of December 31, 2002, options to purchase 975,767 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan and our Long-Term Incentive Plan (the "Plans") and an additional 150,519 shares have been reserved for issuance pursuant to the Plans. No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

         One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

                              SELLING STOCKHOLDERS

         The Selling Stockholders may use this prospectus for the resale of shares of Common Stock being registered by this prospectus, although no Selling Stockholder is obligated to sell any such shares. Each of the Selling Stockholders is a holder of Common OP Units and/or shares of Common Stock. We are the sole general partner of the Operating Partnership. Under the terms of the Operating Partnership's Second Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the Common OP Units may be exchanged for shares of Common Stock. As of the date of this prospectus, the exchange ratio is one share for each Common OP Unit exchanged, but such exchange ratio is subject to adjustment in certain events pursuant to anti-dilution provisions contained in the Partnership Agreement. The Common Stock offered by this prospectus has been or will be issued to the Selling Stockholders in exchange for Common OP Units held by the Selling Stockholders (the "Shares"). The Selling Stockholders are not required to exchange Common OP Units to Common Stock. With the exception of Mr. Weiss who is one of our directors, none of the Selling Stockholders is an affiliate of the Company.

         The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock beneficially owned by each of them:

                                                                                             Shares Beneficially
                                                                                                 Owned After
                                      Shares of Common                                          Completion of
                                     Stock Beneficially                                        the Offering (2)
                                     Owned Prior to the       Number of Shares                 ----------------
       Selling Stockholder              Offering (1)           Being Offered           Number                   Percent(3)
       -------------------              ------------           -------------           ------                   -----------
Julius J. Shepard Revocable                  30,000                30,000                 0                          *
Trust DTD 5/24/91

Estate of Stanley C. Lesser                  10,662                10,662                 0                          *

Louis Benson                                 18,931                 5,000              13,931                        *

Robin Fuchs                                   4,489                 4,489                 0                          *

Philip Benson                                 4,489                 4,489                 0                          *

Ira J. Jaffe                                  6,300                 6,300                 0                          *

Brian Hermelin                               35,000                35,000                 0                          *

Helene Lewis                                  4,000                 4,000                 0                          *

Robert Orley                                 35,000                35,000                 0                          *

Arthur A. Weiss                              22,938                 6,938             16,000(4)                      *

Jeffrey G. Heuer                              9,500                 9,500                 0                          *

Stanford Morris Revocable Living             23,062                23,062                 0                          *
Trust U/T/A July 10, 1980

Jewish Communal Fund                         10,000                10,000                 0                          *

Water Oak, Ltd.                              34,580                34,340                240                         *

     TOTAL                                  248,951               218,780              30,171

(1) The number set forth in this column is the number of shares of Common Stock held by each such Selling Stockholder and/or the number of shares of Common Stock that would be received upon an exchange of Common OP Units held by each such Selling Stockholder.

(2) Assumes that all shares of Common Stock being offered and registered hereunder are sold, although no Selling Stockholder is obliged to sell any such shares.

(3)  Based upon 18,113,677 shares of Common Stock outstanding as of April 17,
     2003.

(4)  Mr. Weiss currently holds options to purchase 16,000 shares of Common
     Stock.

*    Less than one percent (1%).

                                 USE OF PROCEEDS

         We will not receive any of the proceeds of any sale by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" includes pledgees, donees, transferees or other successors in interest (collectively with the Selling Stockholders, the "Sellers") selling shares received from a Selling Stockholder after the date of this prospectus. The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

         A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on the New York Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale, or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to, or receive commissions from, the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

         The Sellers and any brokers, dealers, agents or market makers participating in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act.

         Other than any commissions or discounts paid or allowed by the Selling Stockholders to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by us.

         Pursuant to the registration rights granted to the Selling Stockholders in connection with the issuance of Common OP Units to the Selling Stockholders, we have agreed to indemnify the Selling Stockholders and any person who controls a Selling Stockholder against certain liabilities and expenses arising out of, or based upon the information set forth in, or incorporated by reference in, this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan. Arthur
A. Weiss, who is a director of the Company, is a shareholder of Jaffe, Raitt, Heuer & Weiss, P.C. In addition, as of December 31, 2002 certain shareholders of Jaffe, Raitt, Heuer & Weiss, P.C. beneficially owned approximately 37,238 shares of our Common Stock.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, as amended have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

                                   PROSPECTUS

                                                    Page
                                                    ----
ABOUT THIS PROSPECTUS                                 3

WHERE YOU CAN FIND MORE INFORMATION                   3

RISK FACTORS                                          4

USE OF PROCEEDS                                      17

PLAN OF DISTRIBUTION                                 17

LEGAL MATTERS                                        17

EXPERTS                                              17


================================================================================



================================================================================


                                 218,780 SHARES












                              SUN COMMUNITIES, INC.






                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                  ------------








                                                                APRIL ____, 2003



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.

         Registration Fee............................................... $     682
         Legal Fees and Expenses........................................     5,000
         Accounting Fees and Expenses...................................     3,000
         Miscellaneous..................................................     1,318
         Total.......................................................... $  10,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's charter authorizes the Company to obligate itself to indemnify its present and former directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. The Company's bylaws obligate it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the Company in those capacities unless it is established that: (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding; and (a) was committed in bad faith or, (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property, or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that:
(i) it is proved that the person actually received an improper benefit or profit in money, property or services; or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law.

         The partnership agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its charter, and limits the liability of the Company and its officers and directors to the Operating Partnership and its respective partners to the same extent the liability of the officers and directors of the Company to the Company and its stockholders is limited under the Company's charter.

ITEM 16. EXHIBITS

         The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table set forth in this registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof; and insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington Hills, State of Michigan, on April 22, 2003.


                                SUN COMMUNITIES, INC.,
                                a Maryland corporation


                                By:   /s/ Jeffrey P. Jorissen
                                     -------------------------------------------
                                     Jeffrey P. Jorissen, Chief Financial
                                     Officer, Secretary and Principal Accounting
                                     Officer



         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Sun Communities, Inc. hereby constitutes and appoints Gary A. Shiffman and Jeffrey P. Jorissen, or either of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the shares of Common Stock under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           NAME                                            TITLE                                        DATE
           ----                                            -----                                        ----
/s/ Gary A. Shiffman                           Chief Executive Officer, President,
---------------------------                    and Chairman of the Board of                        April 22, 2003
Gary A. Shiffman                               Directors


/s/ Jeffrey P. Jorissen                        Executive Vice President, Treasurer,
---------------------------                    Chief Financial Officer, and                        April 22, 2003
Jeffrey P. Jorissen                            Secretary (principal accounting and
                                               financial officer)

/s/ Paul D. Lapides
---------------------------
Paul D. Lapides                                Director                                            April 22, 2003


/s/ Ted J. Simon
---------------------------
Ted J. Simon                                   Director                                            April 22, 2003


/s/ Clunet R. Lewis
---------------------------
Clunet R. Lewis                                Director                                            April 22, 2003

           NAME                                            TITLE                                        DATE
           ----                                            -----                                        ----

/s/ Ronald L. Piasecki
---------------------------
Ronald L. Piasecki                             Director                                            April 22, 2003

/s/ Arthur A. Weiss
---------------------------
Arthur A. Weiss                                Director                                            April 22, 2003

                                INDEX TO EXHIBITS


       EXHIBIT NO.  DESCRIPTION
       -----------  -----------
               4.1  Form of Common Stock Certificate (Incorporated by reference from
                    Exhibit 2 to Amendment No. 1 to Form S-11 filed by the Company on
                    November 5, 1993, File No. 33-69340)

               4.2  Articles VI and VII of the Company's Amended and Restated Articles of
                    Incorporation (Incorporated by reference from Exhibit 3.1 to Amendment
                    No. 1 to Form S-11 filed by the Company on November 5, 1993, File
                    No. 33-69340)

               4.3  Rights Agreement, dated as of April 24, 1998, between the Company and
                    State Street Bank and Trust Company (Incorporated by reference to
                    Exhibit 99.1 of the Company's Current Report on Form 8-K dated April
                    24, 1998)

               4.4  Articles Supplementary to the Company's Amended and Restated
                    Articles of Incorporation (Incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K dated September 29, 1999)

              *5.1  Opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, as to
                    legality of securities

             *23.1  Consent of PricewaterhouseCoopers LLP, independent accountants

             *23.2  Consent of Jaffe, Raitt, Heuer & Weiss, Professional Corporation
                    (included in Exhibit 5.1)

         *FILED HEREWITH